EXHIBIT 32

AGREEMENT

THIS AGREEMENT, dated as of February 11, 2014 (this “Agreement”), is by and among Corvex Management LP (“Corvex”), Related Real Estate Recovery Fund, L.P. (“Related”) and EGI-CW Holdings, L.L.C., a Delaware limited liability company (“EGI”). Corvex, Related and EGI each are referred to herein as a “Party”, and collectively as the “Parties.”

WHEREAS, on January 29, 2013, Corvex and Related entered into an agreement (the “Corvex/Related Agreement”) to coordinate certain efforts with respect to (i) the proposal of certain actions relating to CommonWealth REIT (“CommonWealth” or the “Company”) and (ii) the purchase of common shares of beneficial interest of the Company (“Shares”) by them or their Covered Entities (as defined below);

WHEREAS, on November 18, 2013, an arbitral panel issued an interim arbitration award which, among other things, set forth a process for a consent solicitation for the removal of Trustees of the Company and, if such consent solicitation is successful, the holding of a special meeting of shareholders of the Company to elect new Trustees;

WHEREAS, Corvex and Related have commenced the process to solicit from CommonWealth shareholders consents to remove the entire Board of Trustees of the Company (the “Board”) (the “Removal Proposal”);

WHEREAS, if, as a result of the Removal Proposal, all of the members of the Board of Trustees of the Company are removed, Corvex and Related intend to nominate and solicit proxies for the election of a slate (“Slate”) of new Trustees at a special meeting of shareholders that must be promptly called in the event that the Removal Proposal is successful (the “Election Proposal” and, together with the Removal Proposal, the “Proposals”); and

WHEREAS, concurrently with the execution hereof Samuel Zell (“Z”) and David Helfand (“H”) have each delivered to Corvex and Related a letter agreement (each, a “Nominee Agreement” and, collectively, the “Nominee Agreements”).

NOW, THEREFORE, in consideration of the covenants and agreements set forth in this Agreement, and for other good and valuable consideration the receipt and sufficiency of which are acknowledged, and intending to be legally bound, the Parties agree as follows:

1.	Purchase of Securities.

a.	Each Party hereby represents and warrants to the other Parties that, except as set forth on Schedule I, neither such Party nor any of its Covered Entities has beneficial ownership of any Company Securities as of the date hereof; provided, however, that for purposes of the representation and warranty set forth in this Section 1(a), no Party shall be deemed to have beneficial ownership of any Shares of any other Party or any of such other Party’s Covered Entities.

b.	Except as disclosed on Schedule I or as provided for in this Agreement, no Party shall, directly or indirectly (including, without limitation, through any of their Covered Entities), and each Party shall cause its affiliates not to (i) beneficially own, purchase or otherwise hold or acquire, or propose or offer to purchase or acquire, any Company Securities or any interests or rights in respect of any Company Securities, or (ii) enter into any agreement, arrangement or understanding with any person (other than an affiliate) in connection with the holding, voting or disposition of Company Securities; provided, however, that for purposes of the covenant contained in this sentence, no Party shall be deemed to have or acquire beneficial ownership of any Shares of any other Party or any of such other Party’s Covered Entities as a result of entering into this Agreement. Notwithstanding the foregoing, Corvex and Related, together with their Covered Entities, shall have the right to purchase or otherwise acquire additional Shares so long as the total aggregate number of Shares they beneficially own is less than 9.8% of the total number of outstanding Shares.

c.	Each Party hereby represents and warrants to the other Parties that, as of the date hereof, neither such Party nor any of its Covered Entities is a member or part of a “group” as such term is used in Section 13(d) of the Exchange Act (a “13(d) Group”) with respect to CommonWealth or any Company Securities except that Corvex and Related are members and part of such a 13(d) Group, as further described on Schedule I (the “Corvex/Related 13(d) Group”), and the Parties acknowledge and agree that EGI is not a member or part of the Corvex/Related 13(d) Group.

2.	Nominees.

a.	The Parties agree that (i) the Slate shall consist of: Z, H, James Corl, Edward Glickman, Peter Linneman, Jim Lozier and Kenneth Shea (collectively, the “Nominees”), (ii) Z and H shall be nominated as Group III Trustees with terms expiring at the annual meeting of shareholders to be held in 2016, and (iii) if all or a majority of the Nominees, including Z and H, are elected as Trustees of the Company, the Parties will use reasonable best efforts, taking into account the Trustees’ fiduciary duties, to effect the appointment of (A) Z as Chairman of the Board of Trustees of the Company, and (B) H as Chief Executive Officer of the Company subject in each case of clauses (A) and (B) to the good faith negotiation of mutually acceptable employment and compensation arrangements between Z and H, on the one hand, and the Company, on the other hand (the appointments referred to in clauses (A) and (B) are referred to collectively as the “Appointments”). In furtherance of the foregoing, the Parties shall only nominate a Slate that is publicly committed to effecting the Appointments, subject to their fiduciary duties as Trustees. If any of the Nominees is unable to continue to serve as a Nominee or are unable to serve as a Trustee, the Parties will jointly agree upon a replacement.

b.	In the event the Removal Proposal is successful, each Party (i) shall vote or cause to be voted any Company Securities beneficially owned by it or any of its Covered Entities in favor of the Election Proposal, and (ii) shall cooperate, and shall cause its Covered Entities to cooperate, reasonably with the other Parties in connection with, and shall, and shall cause its Covered Entities to, take all actions reasonably necessary in furtherance of, the approval of the Election Proposal by the Company’s shareholders.

c.	The Parties shall cooperate reasonably in connection with any regulatory filing that may be required to be made in connection with the matters contemplated by this Agreement and each Party shall have the right to reasonably approve any reference to itself or its affiliates in any regulatory filing made by any other Party or such other Party’s Covered Entities.

d.	No Party hereto, or any of its Covered Entities, or any of such Party’s or such Covered Entities’ directors, officers, employees, advisors, agents or representatives (collectively “Representatives”), shall publicly attribute any statement, position or opinion to any other Party hereto, or of any of such other Party’s Covered Entities, or any Representative of such other Party or its Covered Entities, without the express written consent of such other Party (which consent may be delivered via e-mail), provided that no such consent shall be required in order to repeat and attribute to any person any prior public statements, positions or opinions of such Person.

3.	Options.

a.	In respect of the efforts and commitments to be provided by EGI and its Covered Entities pursuant to and in accordance with this Agreement, in connection with the solicitations of the Proposals, Corvex hereby grants to EGI an option (the “Corvex Option”) to purchase from Corvex (i) up to 1,190,476 Shares at a price per Share of $21 and (ii) up to 833,333 Shares at a price per Share of $24.

b.	In respect of the efforts and commitments to be provided by EGI and its Covered Entities pursuant to and in accordance with this Agreement, in connection with the solicitations of the Proposals, Related hereby grants to EGI an option (the “Related Option” and, together with the Corvex Option, the “Options”) to purchase from Related (i) up to 1,190,476 Shares at a price per Share of $21 and (ii) up to 833,333 Shares at a price per Share of $24.

c.	Each of the Options may be exercised by EGI in whole or in part, at any time and from time to time, (i) commencing on the date that is the earliest of (w) the date immediately following the date of the approval of the Removal Proposal by the Company’s shareholders in the related consent solicitation, (x) the date that is eight business days prior to the announced or anticipated expiration of any Qualified Tender Offer or the announced or anticipated closing of any Qualified Sale Transaction, (y) the date that is five business days prior to the date on which Corvex or Related propose to sell, dispose of or otherwise transfer more than 5% of the Shares it beneficially owns as of the date hereof to a person or entity that is not an affiliate thereof (provided that Corvex and Related shall give EGI written notice on such fifth business day prior to such sale, disposition or transfer), and (z) the date on which Corvex and Related first publicly announce that they do not intend to continue to pursue the replacement of the current Board, or, if earlier, the date on which they cease all meaningful efforts to replace the current Board, and (ii) continuing until the 60th calendar day following the date on which the Slate, including Z and H, is duly elected by the shareholders of CommonWealth, Z is duly elected as Chairman of the Board and H is duly appointed Chief Executive Officer of the Company (collectively, the “New Board Election”) and all court, arbitral and other challenges to such elections and appointment have been finally and favorably resolved in favor of the Slate, Z and H, respectively (the “Option Period”).

d.	The purchase price for the exercise of the Options shall be paid by EGI or its Covered Entities, in cash by wire transfer of immediately available funds to such account or accounts as may be designated by Corvex and Related, as appropriate.

e.	In the event EGI wishes to exercise any of the Options, EGI shall deliver to Related and Corvex, as appropriate, a notice setting forth the number of Shares that EGI intends to purchase pursuant to each Option. The Parties shall agree to the place and time at which the closing of the purchase of the Shares by EGI pursuant to any of the Options shall take place, provided that the time of such closing shall be within three business days of the delivery of EGI’s notice. At the closing of the purchase of such Shares, EGI shall cause to be delivered to Corvex and Related, as appropriate, the consideration required to be delivered in exchange for such Shares, and Corvex and Related, as appropriate shall cause to be transferred to EGI the Shares so purchased. The Parties shall cooperate to deliver all documents as may be reasonably required to effect such transfer of the purchased Shares to EGI.

f.	Each of Corvex and Related hereby represents, warrants and covenants to EGI that each of Corvex and Related shall have good and marketable title to the Shares delivered to EGI upon exercise of the Corvex Option and the Related Option, as applicable, free and clear of any and all liens, security interests, mortgages, rights of first refusal, agreements, restrictions, levies, claims, pledges, equities, options, contracts assessments, conditional sale agreements, charges and other encumbrances or interests of any nature whatsoever, excluding any restrictions created by the organizational documents of CommonWealth or applicable securities laws (none of which restrict the ability of either Corvex or Related to complete the transactions contemplated by this Agreement).

g.	Notwithstanding anything to the contrary in this Agreement, the Options, and the obligations of Corvex and Related under this Section 3, shall terminate at the earliest of (i) the expiration of the Option Period and (ii) at such time as (x) either of the Nominee Agreements is terminated pursuant to its terms or (y) a Qualified Tender Offer or Qualified Sale Transaction is consummated.

4.	Voting Undertaking. Within one business day following the New Board Election, each of Corvex and Related shall deliver to the new Board of Trustees of CommonWealth an undertaking that provides that for a period of one year following the date of the New Board Election, each of Corvex and Related shall cause with respect to Shares they or any of their Covered Entities beneficially own, (a) as of the record date for each meeting of shareholders of the Company, to be present for quorum purposes and to be voted at each such shareholder meeting or at any adjournments or postponements thereof, in favor of all actions recommended by the Board in its definitive proxy statement for such shareholder meeting; and (b) as of the record date for any proposed action by written consent, to consent to all actions recommended by the Board in its definitive consent solicitation statement and to take no action with respect to shareholder proposals not recommended by the Board.

5.	No Group. Assuming the accuracy of the other Parties’ representations and warranties set forth in Section 1(a), each of the Parties acknowledges and agrees that none of EGI, Z, H or any of their respective Covered Entities is a member or part of the Corvex/Related 13(d) Group. Until this Agreement is terminated in accordance with Section 7, no Party shall be a member or part of a 13(d) Group with respect to CommonWealth or any Shares, except that Corvex and Related are, and are permitted to be, members and part of the Corvex/Related 13(d) Group, and EGI will not be in breach of the covenant contained in this sentence if EGI is deemed to be a member and part of the Corvex/Related 13(d) Group.

6.	Compliance with Laws. Each of Corvex and Related hereby represents, warrants and covenants to EGI that (i) it and its Covered Entities are, and at all times since January 1, 2013 and through the termination of this Agreement, have been and will be, in compliance in all material respects with all applicable federal or state securities law and (ii) except for ordinary course comment letters received from the Staff of the SEC in connection with the review of Corvex and Related’s solicitation materials, neither it nor any of its Covered Entities have, since January 1, 2013 received any written notice or, to Corvex’s or Related’s knowledge, other communication, from any governmental entity regarding any actual or possible material violation of, or failure to comply with, any applicable law, in the case of clauses (i) and (ii), solely with respect to the Corvex/Related Agreement, the Proposals and any other actions Corvex and Related have taken or will take with respect to CommonWealth and their interest in the Company, including any materials filed with the Securities and Exchange Commission in connection therewith.

7.	Termination and Nominee Withdrawal. This Agreement shall terminate upon the earliest of (i) 11:59 p.m. (New York time) on May 8, 2016, (ii) the delivery of written notice by EGI to Corvex and Related at any time prior to the New Board Election (provided that such notice may not be delivered, and this Agreement may not be terminated pursuant to this clause (ii) either (A) prior to August 10, 2014 or (B) after any of the Options have been exercised, either in whole or in part), (iii) one business day following the New Board Election (provided that Section 3 shall survive termination pursuant to this clause (iii) and continue in effect in accordance with its terms), (iv) termination of either of the Nominee Agreements in accordance with the terms thereof, and (v) such earlier time as may be agreed to in writing by the Parties, provided that Section 8 shall survive any termination of this Agreement.

8.

Indemnification. (a) Corvex and Related shall jointly and severally indemnify, defend and hold harmless each of EGI, Z, H, and their respective Covered Entities, officers, directors, employees, agents and other affiliates (each an “EGI Indemnified Party”) from any and all damages, losses, liabilities, obligations, claims of any kind, interest and expenses (including reasonable attorneys’ fees and expenses) (collectively, “Losses”) incurred as a result of, arising out of or relating to (i) any breach of any representation, warranty or covenant made by Corvex or Related in this Agreement or (ii) any claim, action, suit or proceeding relating to or arising out of any actions or omissions of Corvex or Related in connection with the Corvex/Related Agreement, the Proposals and any other actions Corvex or Related have taken or may take with respect to CommonWealth or their respective interests in the Company, including any materials filed with the SEC in connection therewith (a “Proceeding”); provided, however, that neither Corvex or Related shall have any obligation to indemnify, defend or hold harmless (1) any EGI Indemnified Party for Losses that are caused by or arise out of (x) any material breach of any representation, warranty or covenant by such EGI Indemnified Party in this Agreement, (y) any material violation of any applicable federal or state law unless the action giving rise to such violation was taken in good faith and in a manner reasonably believed by the EGI Indemnified Party to be in or not opposed to the best interests of electing the Slate or in reliance upon the advice of Corvex or Related, or (z) a material misrepresentation of fact in any information about any EGI Indemnified Party provided by any EGI Indemnified Party to Corvex or Related for inclusion in any proxy statement or other solicitation materials to be used by Corvex, Related or their affiliates in connection with the nomination or Z and H as Trustees of the Company or (2) Z or H for any action taken by them as a Trustee of the Company.

(b)	In the event that any EGI Indemnified Party makes any claim for indemnification hereunder, such EGI Indemnified Party shall promptly notify Corvex and Related in the event any third party claim is actually made or threatened in writing against such EGI Indemnified Party. Corvex and Related shall be entitled to control the defense of any such third party claim with counsel chosen by Corvex and Related, unless, based on the advice of counsel, the EGI Indemnified Parties reasonably object to Corvex and Related controlling the defense on the ground that there may be legal defenses available to the EGI Indemnified Parties which conflict with those available to Corvex and Related, in which case Corvex, Related and the EGI Indemnified Parties shall jointly control the defense of such third party claim and the EGI Indemnified Parties shall choose their own counsel and such counsel’s reasonable costs and expenses shall be paid by Corvex and Related. The EGI Indemnified Parties shall have the right to employ separate counsel, at their own cost, when Corvex and Related are controlling the defense. None of Corvex or Related shall be responsible for any settlement of any claim against any EGI Indemnified Party covered by this indemnity which is settled without the prior written consent of Corvex and Related, such consent not to be unreasonably withheld, conditioned or delayed. Neither Corvex or Related may enter into any settlement of any such claim without the prior written consent of EGI (such consent not to be unreasonably withheld, conditioned or delayed) unless such settlement (i) includes a complete, unconditional and irrevocable release of all EGI Indemnified Parties from any and all liability in respect of such claim, (ii) does not contain or provide for any admission of wrongdoing or guilt on the part of any EGI Indemnified Party and (iii) does not otherwise impose any obligations, burdens or restrictions of any kind or nature upon any EGI Indemnified Party.

(c) The indemnification of Z and H provided for in this Section 8 shall be separate from, and in addition to, the indemnification rights of Z and H under their respective Nominee Agreements.

9.

Relationship of the Parties. Nothing in this Agreement shall create, or be construed as creating among the Parties any 13(d) Group or any joint venture, partnership, association or other entity for any purpose (including, without limitation, for U.S. income tax purposes) or any agency relationship, nor shall any Party, except as expressly set forth in this Agreement, (i) have the right, power or authority to create any obligation or duty, express or implied, on behalf of any other Parties, (ii) have any fiduciary or other duty to any other Party, or (iii) be deemed to have beneficial ownership of any Company Securities beneficially owned by any other Party. Each Party agrees that it does not have any interest in the profits or losses of the other Parties in connection with the acquisition or deposition of any Company Securities.

10.	Miscellaneous. This Agreement (i) shall be governed by and construed in accordance with the laws of the State of New York, (ii) may not be assigned, amended, waived or modified except by a writing signed by each Party, provided that EGI may assign, in whole or in part, either Option or the Shares issued thereunder, to its Covered Entities and other associated persons, in each case provided that any such Covered Entity or associated person agrees to be bound by the terms of this Agreement as if it was a party hereto and Corvex and Related are notified in writing of such assignment, (iii) may be executed in counterparts, each of which shall be deemed an original but both of which together shall constitute one find the same instrument and (iv) represents the entire agreement among the Parties with respect to the subject matter of this Agreement. For purposes of this Agreement (A) “affiliate,” with respect to any person, means any other person who is an “affiliate” of that person within the meaning of Rule 405 promulgated under the Securities Act of 1933, (B) “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature, (C) “beneficially own” or “beneficial ownership” with respect to any securities means having “beneficial ownership” of such securities as determined pursuant to Rule 13d-3 under the Exchange Act, (D) “Covered Entities,” with respect to any Party, means such Party’s controlled affiliates, and any of such Party’s and such Party’s controlled affiliates’ respective investment funds, managed accounts or other investment vehicles managed or advised by them, provided, however, that in no event shall any person be deemed to be a Covered Entity solely because another person serves as a director, trustee or officer of such person, (E) “Company Securities” means, collectively, the Shares and any other equity or debt securities of the Company, or other securities convertible into or exchange for equity or debt securities of the Company, (F) “Securities Act” means the Securities Act of 1933, as amended, (G) “Exchange Act” means the Securities Exchange of 1934, as amended, (H) “Qualified Tender Offer” means any tender or exchange offer by any person for at least a majority of the outstanding Shares, (I) “Qualified Sale Transaction” means any merger or consolidation transaction involving the Company, and (J) “SEC” means the United States Securities and Exchange Commission. Corvex and Related, on the one hand, and EGI, on the other hand, shall be responsible for their own costs and expenses in connection with the matters contemplated by this Agreement, whether incurred before or after the date hereof, except as the Parties may otherwise agree in writing. No Party shall enter into any settlement or similar agreement with the Company without the prior consent of the other Parties.

[Signature Page Next]

The Parties have caused this Agreement to be executed as of the day and year first above written.

CORVEX MANAGEMENT LP

By:	/s/ Keith Meister
Name: Keith Meister
Title: Managing Partner

RELATED REAL ESTATE RECOVERY FUND, L.P.

By:	Related Real Estate Recovery Fund GP, L.P., its general partner

By:	Related Real Estate Recovery Fund GP-A, LLC, its general partner

By:	/s/ Richard O’Toole
Name: Richard O’Toole
Title: Vice President

[Signature Page to EGI Agreement]

EGI-CW Holdings, L.L.C.

By:	/s/ Jon Wasserman
Name: Jon Wasserman
Title: Vice President

[Signature Page to EGI Agreement]

Schedule I

•	Corvex Master Fund LP (the “Corvex Fund”) may be deemed to beneficially own 5,675,250 Shares, which are held in certificated form in the name of the Corvex Fund (the “Corvex Shares”).

•	RRERF Acquisition, LLC (“RRERF”) beneficially owns 5,675,250 Shares, which are held in certificated form in the name of RRERF (the “Related Shares”).

•	David R. Johnson beneficially owns 9,654.441 Shares (the “Johnson Shares”), which number includes 8,970.0658 common shares of beneficial interest and 684.3752 common shares of beneficial interest which would be received upon the conversion of Mr. Johnson’s 1,423.4834 shares of the Company’s 6 1/2 % Series D Cumulative Convertible Preferred Shares (calculated based upon a conversion rate of 0.480775 common shares per Series D preferred share). By virtue of an agreement between Corvex, Related and Mr. Johnson (the “Support Agreement”), Mr. Johnson may be deemed to share with Corvex, Mr. Meister and the Related Persons, voting power and dispositive power with respect to the 9,654.441 Shares held by him.

•	Corvex and Mr. Keith Meister may be deemed to be the beneficial owner of 11,360,154.441 Shares (representing approximately 9.6% of the Company’s outstanding Shares), which includes: (i) the Corvex Shares, (ii) the Related Shares and (iii) the Johnson Shares.

•	By virtue of their relationship, Mr. Meister and Corvex may be deemed to share voting power and dispositive power with respect to the Corvex Shares.

•	By virtue of the Corvex/Related Agreement, Corvex and Mr. Meister may be deemed to share with the Related Persons voting power and dispositive power with respect to the Related Shares.

•	By virtue of the Support Agreement, Corvex and Mr. Meister may be deemed to share with the Related Persons and David R. Johnson voting power and dispositive power with respect to the Johnson Shares.

•	Each of Corvex and Mr. Meister disclaims beneficial ownership with respect to the Related Shares and the Johnson Shares.

•	Each of the Related Persons may be deemed to be the beneficial owner of 11,360,154.441 Shares (representing approximately 9.6% of the Company’s outstanding Shares), which includes: (i) the Related Shares, (ii) the Corvex Shares and (iii) the Johnson Shares.

•	By virtue of their relationship, the Related Persons may be deemed to share voting power and dispositive power with respect to the Related Shares.

•	By virtue of the Corvex/Related Agreement, the Related Persons may be deemed to share with Corvex and Mr. Meister voting power and dispositive power with respect to the Corvex Shares.

•	By virtue of the Support Agreement, the Related Persons may be deemed to share with Corvex, Mr. Meister and David R. Johnson voting power and dispositive power with respect to the Johnson Shares.

•	Each of the Related Persons disclaims beneficial ownership with respect to the Corvex Shares and the Johnson Shares.

•	For purposes of this Schedule I, “Related Persons” means Related Fund Management, LLC, a Delaware limited liability company, Related Real Estate Recovery Fund GP-A, LLC, a Delaware limited liability company, Related Real Estate Recovery Fund GP, L.P., a Delaware limited partnership, Related Real Estate Recovery Fund, L.P., a Delaware limited partnership and RRERF Acquisition, LLC, a Delaware limited liability company.